UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Modules Enable Connectivity in Newest Smart Parking Systems from Parkeon

AirPrime® HL Series modules provide Parkeon with global reach, scalability and efficiency for urban mobility solutions worldwide

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 21, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that Parkeon, a global leader in parking, transit and urban mobility solutions, has selected Sierra Wireless AirPrime® HL Series embedded modules to enable cellular connectivity in smart parking deployments worldwide. The next-generation smart parking kiosks from Parkeon are already being deployed in North America and Europe.

The two companies have a long-standing relationship, and Parkeon selected Sierra Wireless based on the company’s expertise in wireless solutions for Smart City applications. The HL Series modules provide scalability across 2G, 3G and 4G technologies, and allow for worldwide deployments by enabling a path to LPWA (Low Power Wide Area) network connectivity and low power consumption for solar-powered parking meters.

“Smarter parking management is a key requirement for many city managers,” said Dan Schieler, Senior Vice President, OEM Solutions for Sierra Wireless. “Municipalities today are trying to improve their operating efficiencies while also managing increasing levels of traffic. Our continued collaboration with Parkeon using the HL8548 and HL7588 LTE modules allows Parkeon to deliver cost-effective solutions that meet the varying needs of any smart city deployment.”

Businesses within the vicinity of Parkeon’s smart parking kiosks can offer customized coupons and special deals, creating new revenue streams, and citizens will also have a more convenient way of paying their fines. Parkeon also introduced a very innovative mobile parking service through its Whoosh! app, allowing citizens to pay for parking through their phones, tablets, or computers.

Bertrand Barthelemy, CEO of Parkeon added: “Parkeon has a strong history of delivering innovative parking solutions and is thrilled to be working with Sierra Wireless to bring value-added services. Our parking meters are now interactive kiosks, delivering services and connecting people.”

The HL Series from Sierra Wireless uses the CF3™ form factor, which is footprint-compatible across product lines and network technologies, and is fully interchangeable with future modules, including LTE-M variants when they become available.

LTE-M is an LPWA technology that will provide a highly efficient cellular option with lower radio-frequency complexity, significantly reduced power consumption (up to 10 years of service on a single AA battery), better in-building signal penetration and lower costs. Sierra Wireless is an active contributor to the LTE-M standards definition process within the 3GPP and has committed to launching compatible modules timed with network deployments expected to begin in 2017.

Mobile World Congress 2016

Sierra Wireless will showcase solutions for smart city projects at Mobile World Congress in Barcelona, Spain, February 22 to 25. Visit Sierra Wireless at Hall 3, stands 3A11, in the GSMA Innovation City for a live demonstration with Parkeon showing its new urban mobility services, such as couponing, parking violation and payment, and local city news display on a 7-inch color display.

To view the specifications for the HL Series modules, please download the AirPrime HL Series datasheet.

For general information on the HL Series, please visit AirPrime HL Series embedded modules.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or http://www.sierrawireless.com/sales.

To view product images, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

About Parkeon

Parkeon is a key player in the sector of urban mobility. By providing a single offer encompassing parking management solutions and ticketing solutions for public transport, Parkeon is now present in 60 countries and is accelerating its growth in emerging markets such as Eastern Europe, Asia, Africa and Latin America. Parkeon’s capacity for continuous innovation is demonstrated every day. Systems and equipment provided by Parkeon facilitate management and mobility in more than 4000 cities. Parkeon employs over 1,000 employees worldwide and achieved revenues of 195.5 million euros in 2014.

“AirPrime” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless - Europe & UK
Mette Hautemaniere, +33 1 46 29 94 17
MHA@sierrawireless.com
or
Sierra Wireless – North America
Kim Homeniuk, +1 604 233 8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 22, 2016